

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

July 27, 2016

Pat Krishnan
Chief Executive Officer
Helios and Matheson Analytics Inc.
Empire State Building, 350 Fifth Avenue
New York, New York 10118

> **Re:** **Helios and Matheson Analytics Inc.**
> **Registration Statement on Form S-3**
> **Filed June 15, 2016**
> **File No. 333-212550**

Dear Mr. Krishnan:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed July 12, 2016

Item 1.01

1. We note that you filed a Form 8-K on July 12, 2016 disclosing the agreement and plan of merger between the company and Zone Technologies, Inc. However, you do not indicate in this Form 8-K that the financial statements required by Item 9.01(a) of Form 8-K will be filed by amendment within 71 days.

    It appears that the acquisition represents greater than 50 percent significance to the registrant because the total purchase price of the acquired business is greater than 50 percent of your total assets. As the acquisition exceeds the 50 percent significance level and the financial statements of the acquired business have not yet been filed, please be advised that we will not be in a position to take the Form S-3 effective until the financial statements required by Item 9.01(a) of Form 8-K have been provided in an amended Form 8-K. Refer to rule 3-05 of Regulation S-X. If you disagree, please provide your analysis as to why the acquisition does not exceed any of the conditions, as specified in rule 1-02(w) of Regulation S-X, at more than a 50% level.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   You may contact Joseph Cascarano, Staff Accountant at (202) 551-3376 or Robert S. Littlepage, Accounting Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Emily C. Drazan, Staff Attorney at (202) 551-3208 or me at (202) 551-3810 with any other questions.

        Sincerely,

        /s/ Larry Spirgel

        Larry Spirgel
        Assistant Director
        AD Office 11 – Telecommunications

cc: Kevin Friedmann, Esq.
    Mitchell Silberberg & Knupp LLP